Exhibit 99.1

Paradise Music & Entertainment, Inc. Announces Closing of Convertible Debenture with Leaddog Capital L. P.

NEW YORK– (PR NEWSWIRE) – March 11, 2008 –Paradise Music & Entertainment, Inc. (PDSE.PK), today announced the closing of $179,300 in supplemental debt financing.

On March 3, Paradise Music & Entertainment, Inc. ("Paradise") entered into an Agreement Concerning Convertible Debentures for its wholly-owned operating subsidiary, Environmental Testing Laboratories, Inc. ("ETL"), with Leaddog Capital L.P. for the issuance by Paradise to Leaddog of a $179,300 convertible debenture. Leaddog previously had loaned the $179,300 to ETL, which used the net proceeds to pay off some of its higher-interest rate indebtedness.

The convertible debenture requires payments of $7,500 per month, beginning September 1, 2008. The convertible debenture matures on February 28, 2010 and is convertible into Paradise Common Stock at the option of Leaddog under certain terms. Interest on the convertible debenture accrues at 14% per year and is payable in cash or shares of Common Stock, at the option of Paradise. Any outstanding principal and interest on the maturity date will be automatically converted into shares of Common Stock. Paradise’s obligations under the convertible debenture are secured by the assets of ETL, subordinated to the senior lender. See Paradise’s 8-K filing of March 7, 2008 for further details.

Dick Rifenburgh, CEO of Paradise, commented, "We are very pleased to have partnered with Leaddog for this lower-cost financing and look forward to expanding our relationship."

Chris Messalas, Managing Partner of Leaddog Capital, L. P. and CEO of Clayton Dunning Group, Inc. (CGGP.PK) said: “Leaddog is excited about working with Paradise and its environmental business. We look forward to a long and exciting relationship.”

CONTACT INFORMATION:

About Paradise Music & Entertainment, Inc..

Paradise, through its wholly-owned operating subsidiary Environmental Testing Laboratories, Inc., provides a wide range of environmentally-related laboratory testing services. ETL operates profitably in the nationwide $1.8 billion a year, environmental testing industry. Expanding ETL’s environmental testing business is a focal point for ETL.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. These risks and uncertainties include issues related to the ability to: obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new ventures, as well as other factors set forth in Paradise’s most recently filed Form 10-K and Form 10-Q reports. The forward-looking statements contained herein represent the Company’s judgment as of the date of this release and it cautions readers not to place undue reliance on such statements. Paradise assumes no obligation to update the statements contained in this release.

Contact:
Mr. Richard P. Rifenburgh, CEO
Paradise Music & Entertainment, Inc.
Ph: 888-565-3259